Exhibit 21

W.W. Grainger, Inc.

Subsidiaries as of January 31, 2006

Acklands - Grainger Inc. (Canada)

-	USI - AGI Prairies Inc. (Canada) (50% owned)

Dayton Electric Manufacturing Co. (Illinois)

Grainger Caribe, Inc. (Illinois)

Grainger International, Inc. (Illinois)

-	Grainger Global Holdings, Inc. (Delaware)

-	Grainger China LLC (China)

-	Grainger Global Trading (Shanghai) Company Limited (China)

-	Grainger Services International Inc. (Illinois)

-	MRO Korea Co., Ltd. (Korea) (49% owned)

-	ProQuest Brands, Inc. (Illinois)

-	SC Grainger Co., Ltd. (Japan) (38.8% owned)

-	WWG de Mexico, S.A. de C.V. (Mexico)

-	Grainger, S.A. de C.V. (Mexico)

-	WWG Servicios, S.A. de C.V. (Mexico)

Lab Safety Supply, Inc. (Wisconsin)

-	AW Direct, Inc. (Wisconsin)

-	LSS Acquisition Co. (Wisconsin)